                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )

                               TIG HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   872469101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ERIC P. SALSBERG
                       VICE PRESIDENT, CORPORATE AFFAIRS
                       FAIRFAX FINANCIAL HOLDINGS LIMITED
                      95 WELLINGTON STREET WEST, SUITE 800
                       TORONTO, ONTARIO, CANADA, M5J 2N7
                           TELEPHONE:  (416) 367-4941
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                -With a copy to-

                                 BRICE T. VORAN
                              SHEARMAN & STERLING
                              COMMERCE COURT WEST
                           199 BAY STREET, SUITE 4405
                           TORONTO, ONTARIO  M5L 1E8
                           TELEPHONE:  (416) 360-8484


                                 MARCH 8, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 872469101                13D                      PAGE 2 OF 17 PAGES



(1) Name of Reporting Person                               FAIRFAX FINANCIAL HOLDINGS
                                                           LIMITED
___________________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group           (a) [ ]
                                                               (b) [X]
___________________________________________________________________________________________

(3) SEC use only
___________________________________________________________________________________________

(4) Source of Funds     OO
___________________________________________________________________________________________

(5) Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e).                                                          [ ]
___________________________________________________________________________________________

(6) Citizenship or Place of Organization               CANADA
___________________________________________________________________________________________

                              Number of                (7) Sole Voting Power
                    Shares Beneficially                                    0
                                  Owned                ____________________________________
                                by Each                (8) Shared Voting Power
                              Reporting                             51,316,567
                            Person With                ____________________________________
                                                       (9) Sole Dispositive Power
                                                                           0
                                                       ____________________________________
                                                       (10)Shared Dispositive Power
                                                                      51,316,567
___________________________________________________________________________________________

(11) Aggregate Amount Beneficial Owned by each Reporting Person     51,316,567
___________________________________________________________________________________________

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                                 [ ]
___________________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)             100%
___________________________________________________________________________________________

(14) Type of Reporting Person (See Instructions)            HC and CO
___________________________________________________________________________________________


CUSIP NO. 872469101                13D                      PAGE 3 OF 17 PAGES



(1) Name of Reporting Person                               FFHL INC.
___________________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group           (a) [ ]
                                                               (b) [X]
___________________________________________________________________________________________

(3) SEC use only
___________________________________________________________________________________________

(4) Source of Funds     OO
___________________________________________________________________________________________

(5) Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e).                                                          [ ]
___________________________________________________________________________________________

(6) Citizenship or Place of Organization               DELAWARE
___________________________________________________________________________________________

                              Number of                (7) Sole Voting Power
                    Shares Beneficially                                    0
                                  Owned                ____________________________________
                                by Each                (8) Shared Voting Power
                              Reporting                             51,316,567
                            Person With                ____________________________________
                                                       (9) Sole Dispositive Power
                                                                           0
                                                       ____________________________________
                                                       (10)Shared Dispositive Power
                                                                      51,316,567
___________________________________________________________________________________________

(11) Aggregate Amount Beneficial Owned by each Reporting Person        51,316,567
___________________________________________________________________________________________

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                                 [ ]
___________________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)                     100%
___________________________________________________________________________________________

(14) Type of Reporting Person (See Instructions)                             CO
___________________________________________________________________________________________


CUSIP NO. 872469101                13D                      PAGE 4 OF 17 PAGES



(1) Name of Reporting Person                               V. PREM WATSA
___________________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group           (a) [ ]
                                                               (b) [X]
___________________________________________________________________________________________

(3) SEC use only
___________________________________________________________________________________________

(4) Source of Funds     OO
___________________________________________________________________________________________

(5) Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e).                                                          [ ]
___________________________________________________________________________________________

(6) Citizenship or Place of Organization               CANADA
___________________________________________________________________________________________

                              Number of                (7) Sole Voting Power
                    Shares Beneficially                                    0
                                  Owned                ____________________________________
                                by Each                (8) Shared Voting Power
                              Reporting                             51,316,567
                            Person With                ____________________________________
                                                       (9) Sole Dispositive Power
                                                                           0
                                                       ____________________________________
                                                       (10)Shared Dispositive Power
                                                                      51,316,567
___________________________________________________________________________________________

(11) Aggregate Amount Beneficial Owned by each Reporting Person        51,316,567
___________________________________________________________________________________________

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                                 [ ]
___________________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)                     100%
___________________________________________________________________________________________

(14) Type of Reporting Person (See Instructions)                             IN
___________________________________________________________________________________________


CUSIP NO. 872469101                13D                      PAGE 5 OF 17 PAGES



(1) Name of Reporting Person                               THE SIXTY TWO INVESTMENT
                                                           COMPANY LIMITED
___________________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group           (a) [ ]
                                                               (b) [X]
___________________________________________________________________________________________

(3) SEC use only
___________________________________________________________________________________________

(4) Source of Funds     OO
___________________________________________________________________________________________

(5) Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e).                                                          [ ]
___________________________________________________________________________________________

(6) Citizenship or Place of Organization               BRITISH COLUMBIA, CANADA
___________________________________________________________________________________________

                              Number of                (7) Sole Voting Power
                    Shares Beneficially                                    0
                                  Owned                ____________________________________
                                by Each                (8) Shared Voting Power
                              Reporting                             51,316,567
                            Person With                ____________________________________
                                                       (9) Sole Dispositive Power
                                                                           0
                                                       ____________________________________
                                                       (10)Shared Dispositive Power
                                                                      51,316,567
___________________________________________________________________________________________

(11) Aggregate Amount Beneficial Owned by each Reporting Person        51,316,567
___________________________________________________________________________________________

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                                 [ ]
___________________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)                     100%
___________________________________________________________________________________________

(14) Type of Reporting Person (See Instructions)                             CO
___________________________________________________________________________________________


CUSIP NO. 872469101                13D                      PAGE 6 OF 17 PAGES



(1) Name of Reporting Person                               810679 ONTARIO LTD.
___________________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group           (a) [ ]
                                                               (b) [X]
___________________________________________________________________________________________

(3) SEC use only
___________________________________________________________________________________________

(4) Source of Funds     OO
___________________________________________________________________________________________

(5) Check box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e).                                                          [ ]
___________________________________________________________________________________________

(6) Citizenship or Place of Organization               ONTARIO, CANADA
___________________________________________________________________________________________

                              Number of                (7) Sole Voting Power
                    Shares Beneficially                                    0
                                  Owned                ____________________________________
                                by Each                (8) Shared Voting Power
                              Reporting                             51,316,567
                            Person With                ____________________________________
                                                       (9) Sole Dispositive Power
                                                                           0
                                                       ____________________________________
                                                       (10)Shared Dispositive Power
                                                                      51,316,567
___________________________________________________________________________________________

(11) Aggregate Amount Beneficial Owned by each Reporting Person        51,316,567
___________________________________________________________________________________________

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)                                                 [ ]
___________________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)                     100%
___________________________________________________________________________________________

(14) Type of Reporting Person (See Instructions)                             CO
___________________________________________________________________________________________


CUSIP NO. 872469101                        13D              PAGE 7 OF 17 PAGES



This Statement relates to the Agreement and Plan of Merger dated as of December 3, 1998 (the "Merger Agreement"), among Fairfax Financial Holdings Limited, a Canadian corporation, ("Fairfax"), FFHL Inc., a Delaware corporation and a wholly owned subsidiary of Fairfax ("FFHL") and TIG Holdings, Inc., a Delaware corporation ("TIG") providing for the acquisition of TIG. On March 8, 1999, a special meeting of stockholders of TIG was held to consider and vote upon a proposal to adopt the Merger Agreement. At this meeting TIG stockholders approved the Merger Agreement. The acquisition of TIG is expected by Fairfax to occur by the spring of 1999 and is subject to various closing conditions, including the receipt of applicable insurance regulatory approvals. If the closing has not occurred on or before September 30, 1999, the Merger Agreement provides that either party may terminate the Merger Agreement.



ITEM 1. SECURITY AND ISSUER.

                  This Statement relates to the shares of common stock, $0.01 par value (the "Shares") of TIG. The address of the principal executive offices of TIG is 65 East 55th Street, 8th Floor, New York, New York 10022.


ITEM 2. IDENTITY AND BACKGROUND.

                  This statement is being filed by Fairfax, a corporation incorporated under the laws of Canada, and by FFHL, a Delaware corporation and a wholly-owned subsidiary of
                  Fairfax.   Fairfax is a financial services holding company
                  which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management. Fairfax's principal executive offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7, and its telephone number is (416) 367-4941. FFHL is a wholly owned subsidiary of Fairfax formed solely for the purpose of engaging in the merger of FFHL with and into TIG (the
                  "Merger").   Mr. Watsa, directly and indirectly through The
                  Sixty Two Investment Company Limited and 810679 Ontario Ltd. owns the controlling equity voting interest of Fairfax. The principal executive offices of Fairfax, FFHL, The Sixty Two Investment Company Limited and 810679 Ontario Ltd. and the principal business office of Mr. Watsa (collectively, the "Reporting Persons") are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7, and the telephone number of the Reporting Persons is (416) 367-4941. The filing of this Statement and the statements herein shall not be construed as an admission that Mr. Watsa, The Sixty Two Investment Company Limited or 810679 Ontario are for the purposes of

CUSIP NO. 872469101                     13D                 PAGE 8 OF 17 PAGES



                  Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 the beneficial owners of the Shares or have any percuniary interest therein.



                  The directors of Fairfax are V. Prem Watsa, Winslow W. Bennett, Robbert Hartog, Kenneth R. Polley and John C. Puddington and its executive officers are V. Prem Watsa, Trevor J. Ambridge, Sam Chan, Francis Chou, J. Paul T. Fink, Brenda Harvey, Bradley P. Martin, Eric P. Salsberg, Ronald Schokking and John C. Varnell. The directors and executive officers of FFHL are V. Prem Watsa and Eric P. Salsberg. The principal business address and telephone number of each of the directors and executive officers of Fairfax and FFHL is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7, telephone number (416) 367-4941. Mr. Watsa is Chairman and Chief Executive Officer of Fairfax and Vice President of Hamblin Watsa Investment Counsel Ltd., an investment management company and a wholly owned subsidiary of Fairfax; Mr. Ambridge is Vice President and Chief Financial Officer of Fairfax; Mr. Bennett is President of Winwood Holdings Ltd., a private investment company; Mr. Chan is Vice President of Fairfax; Mr. Chou is Vice President of Fairfax; Mr. Fink is Vice President of Fairfax; Mr. Hartog is President of Robhar Investments Ltd., a private investment company; Ms. Harvey is Vice President and Secretary of Fairfax; Mr. Martin is Vice President of Fairfax; Mr. Polley is President and Chief Executive Officer of Lindsey Morden Group Inc., a publicly traded claims adjustment holding company controlled by Fairfax; Mr. Puddington is President of Trilwood Investments Limited, a private investment company; Mr. Salsberg is Vice President, Corporate Affairs of Fairfax; Mr. Schokking is Vice President, Finance of Fairfax; and Mr. Varnell is Vice President of Fairfax. Each such director and executive officer of Fairfax and FFHL is a Canadian citizen.

                  During the last five years, neither the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the directors and executive officers listed above has been
                  (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CUSIP NO. 872469101                     13D                 PAGE 9 OF 17 PAGES



                  The purchase price for the Shares is approximately $847 million (excluding the cost of raising capital). On December 22, 1998, Fairfax issued 2.0 million subscription receipts, each representing the right to receive one subordinate voting share of Fairfax, at an issue price of Cdn$500 per subscription receipt. on March 10, 1999 Fairfax announced it had sold $275 million of 7 3/8% unsecured notes due March 15, 2006 in a transaction exempt from registration under the Securities Act of 1933, as amended. Net proceeds of approximately Cdn$959.7 million from the subscription receipt offering along with net proceeds of approximately $271.6 million from the unsecured notes offering will be sufficient to finance completely The acquisition of TIG.


ITEM 4. PURPOSE OF TRANSACTION.

                  Pursuant to the Merger Agreement,  at the Effective Time
                  FFHL will be merged with and into TIG, with TIG continuing as the surviving corporation. The "Effective Time" will be upon the filing of the certificate of merger (the "Certificate of Merger") or other appropriate documents with the Secretary of State of the State of Delaware, or at such time thereafter, as may be agreed to in writing by TIG, Fairfax and FFHL and specified in the Certificate of Merger. Upon the Merger, each holder of Shares (other than certain Shares owned by TIG, Fairfax or their respective subsidiaries, which would be canceled, and other than Shares properly dissenting from the Merger pursuant to Section 262 of the General Corporation Law of Delaware) Will be converted into the right to receive $16.50 per Share in cash, without interest thereon.

                  Consummation of the Merger is subject to various conditions, including, among other things: (i) the obtaining of all requisite insurance regulatory approvals; and (ii) the absence of any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction enacted, entered, issued, promulgated or enforced by any governmental authority or a court of competent jurisdiction which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

CUSIP NO. 872469101                     13D                 PAGE 10 OF 17 PAGES

                  At the Effective Time, TIG would become a wholly owned subsidiary of Fairfax. The Shares are currently registered under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and are listed and trading on the New York Stock Exchange, Inc. (The "NYSE"). Following consummation of the Merger Fairfax intends to terminate registration of the Shares pursuant to Rule 12(g)(4) of the Exchange Act and to cause the Shares to be delisted from the NYSE. The description herein of the Merger Agreement is qualified in its entirety by reference to such Merger Agreement, a copy of which is attached hereto as Exhibit 2.1.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  Based on the most recent information available, the Reporting Persons are deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in responses to Items 11 and 13, respectively, on their respective cover page filed herewith and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which each of the Reporting Persons: (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in responses to Items 7, 8, 9 and 10, respectively, on its respective cover page filed herewith, and such responses are incorporated by reference herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except for the Merger Agreement, none of the persons named in
                  Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of TIG , including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 872469101                     13D                 PAGE 11 OF 17 PAGES





ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  2.1  Agreement and Plan of Merger dated as
                       of December 3, 1998, among Fairfax Financial Holdings Limited, FFHL Inc. and TIG Holdings, Inc.

                  2.2  Press release of Fairfax Financial
                       Holdings Limited dated March 11, 1999

CUSIP NO. 872469101                     13D                 PAGE 12 OF 17 PAGES



                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, Fairfax Financial Holdings Limited certifies that the information set forth in this statement is true, complete and correct.



                                       FAIRFAX FINANCIAL HOLDINGS LIMITED


Dated: March 15, 1999.                 By:    /s/ ERIC P. SALSBERG
                                       -----------------------------------

                                       Name:   Eric P. Salsberg
                                       Title:  Vice President, Corporate Affairs

CUSIP NO. 872469101                     13D                 PAGE 13 OF 17 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, FFHL Inc. certifies that the information set forth in this statement is true, complete and correct.



                                        FFHL INC.


Dated: March 15, 1999.                  By:     /s/ ERIC P. SALSBERG
                                                ------------------------------
                                        Name:   Eric P. Salsberg
                                        Title:  Secretary

CUSIP NO. 872469101                13D                     PAGE 14 OF 17 PAGES



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: March 15, 1999.                            /s/ V. PREM WATSA
                                              ---------------------------------

                                              Name: V. Prem Watsa

CUSIP NO. 872469101                     13D                 PAGE 15 OF 17 PAGES



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, The Sixty Two Investment Company Limited certifies that the information set forth in this statement is true, complete and correct.



                                        THE SIXTY TWO INVESTMENT
                                          COMPANY LIMITED


Dated: March 15 , 1999.                 By:    /s/ V. PREM WATSA
                                           -----------------------------------

                                        Name:   V. Prem Watsa
                                        Title:  President

CUSIP NO. 872469101                     13D                 PAGE 16 OF 17 PAGES



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, 810679 Ontario Ltd. certifies that the information set forth in this statement is true, complete and correct.



                                         810679 ONTARIO LTD.


Dated: March 15, 1999.                   By:    /s/ V. PREM WATSA
                                               -------------------------------

                                         Name:   V. Prem Watsa
                                         Title:  President

CUSIP NO. 872469101                     13D                 PAGE 17 OF 17 PAGES



                                 EXHIBIT INDEX


EXHIBIT
  NO.    DESCRIPTION
-------  -----------

2.1 Agreement and Plan of Merger dated as of December 3, 1998, among Fairfax Financial Holdings Limited, FFHL Inc.
         and TIG Holdings, Inc.

2.2 Press release of Fairfax Financial Holdings Limited dated March 11, 1999